FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 29, 2025

Item 1

Banco Santander, S.A. (the “Issuer” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the “Issuance of Banco Santander, S.A. Internationalization Covered Bonds Series 4 – March 2026” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 4 – Marzo 2026”), with ISIN code ES0413900707, for an amount of one billion dolars (USD 1,000,000,000), whose Final Conditions were filed with the Spanish National Securities Market Commission (the “CNMV”) on 4 March 2021 (hereinafter, as amended on the 3rd May 2023, the “Issuance” or the “Series 4”)”, the Issuer has carried out a process to gather the consent of each and every investor of the Issuance for the purpose of: (i) extending the maturity of the Issuance, and accordingly, (ii) modifying the applicable interest rate which should be applicable from the next interest payment date (excluded) to the new maturity date (included).

In particular, once the consent of the holders representing 100% of the Issuance has been obtained, the following modifications have been made:

-	the maturity date (previously being 4th March 2026) is extended up to the 4th September 2030; and

-	the interest rate (previously being Compounded SOFR 6 months plus 53.826 basis points) applicable from the next interest payment date (excluded), i.e., 4th September 2025, to the new maturity date is: Compounded SOFR 6 months plus 55.942 basis points.

In everything not expressly described in the preceding paragraphs, the same terms and conditions that were established in the Final Conditions, prior to this modification, will still apply.

New Final Conditions applicable to Series 4 can be found on the CNMV website.

Likewise, it is hereby stated that all the necessary communications have been made to the relevant bodies.

The foregoing is hereby disclosed as other relevant information for all relevant purposes.

Boadilla del Monte (Madrid), 29 August 2025

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 29, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance